Exhibit 99.1

Fury Commences 50,000 Metre Drill Program at Eau Claire Project in Quebec

Vancouver and Toronto, Canada – November 9, 2020 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce it has commenced drilling at its Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The 50,000-metre (m) drill program will test a one-kilometre down plunge extension of the Eau Claire deposit, new targets that are being developed along the 7-kilometre deposit trend and include selective infill drilling at the southeast margin of the deposit.

A Message from Mike Timmins, President & CEO:

“This is an exciting time for Fury shareholders as we set out on a major drill program at Eau Claire – a project we feel has been largely underexplored. Our targeting efforts continue to reveal potential, both at the deposit and along the continuation of the Eau Claire structure to the east and at depth. Our technical team has done an incredible job positioning us for drilling within the first month of the Company’s formation.

“This milestone also marks the beginning of Fury’s campaign of exploration and expansion drilling across our three gold projects over the next 18 months. A campaign we believe will demonstrate the growth potential of our portfolio of high-quality assets and create the opportunity for major catalysts to drive performance per share.”

A Message from Michael Henrichsen, SVP, Exploration:

“The technical team is rapidly evolving our exploration targets along the 7-kilometre-long deposit trend and we look forward to identifying new targets over the next several weeks as we continue to collect new data sets and process historical information. Our team believes there is strong discovery potential at the Eau Claire project based on our current evaluation of the data.”

Drill Program:

The infill drill program at the Eau Claire deposit will consist of approximately 25,000m on the southeast margin of the existing resource, which is currently defined by 200,000 ounces at 12.2 g/t gold (using a 3.5g/t gold cut-off grade) of inferred category. This portion of the drill program is designed to add ounces between defined resource blocks as well as upgrade the resource category from inferred to indicated in this location (Figure 1).

Exploration drilling will test a one-kilometre down plunge extension of the Eau Claire deposit and is scheduled to commence in the third week of November with a second rig (Figure 2). This portion of the exploration drill program will consist of 10,000-12,000m with the goal of significantly expanding the deposit footprint. Target areas for the extension drilling were derived from structural geometries associated with newly acquired gradient array IP data, as well geological and geochemical information obtained up-dip from the target zones.

Figure 1: Depicts the infill drill program on the southeast margin of the Eau Claire deposit. The infill program is designed to upgrade the resource category from inferred to indicated in this location, with the goal of adding additional ounces by drilling between defined resource blocks. The infill program is situated within the currently defined resource of 200,000 ounces at 12.2 g/t gold (3.5 g/t cut-off grade) of inferred category.

Figure 2: Illustrates targets that will test a one-kilometre down plunge extension of the Eau Claire deposit. These target areas were derived from structural geometries associated with newly acquired gradient array IP data as well geological and geochemical information obtained up-dip from the target zones.

Michael Henrichsen, P.Geo, SVP of Exploration at Fury, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF FURY GOLD MINES LIMITED

Mike Timmins

President, CEO & Director

For further information on Fury Gold Mines Limited, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600, info@furygoldmines.com or visit www.furygoldmines.com.

About Fury

Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward looking information is information that includes implied future performance and/or forecast information including information relating to the growth plans and future results of Fury, and the timing and results of the drill program at Eau Claire. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.